EXHIBIT 12

FORTUNE BRANDS, INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

	Years Ended December 31,					Six Months Ended June 30, 2005
	2000	2001	2002	2003	2004
Earnings Available:
Income (loss) from continuing operations before income taxes, minority interests and extraordinary items	$575.0	$587.1	$748.9	$842.6	$994.3	$511.1
Less: Income (loss) of equity investees included above	0.2	—	—	(0.7)	0.5	(0.2)
Capitalized interest	0.6	0.1	0.3	0.1	—

	$574.2	$587.0	$748.6	$843.2	$993.8	$511.3
Fixed Charges:
Interest expense (including capitalized interest) and amortization of debt discount and expenses	$135.6	$100.5	$76.9	$76.1	$90.2	$45.7
Portion of rentals representative of an interest factor	18.0	17.0	17.5	16.3	17.9	9.7

Total Fixed Charges	153.6	117.5	94.4	92.4	108.1	55.4

Total Earnings Available	$727.8	$704.5	$843.0	$935.6	$1,101.9	$566.7

Ratio of Earnings to Fixed Charges	4.74	6.00	8.93	10.13	10.19	10.23